Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income	$112,037	$118,874	$113,045	$95,877	$79,509
Add: Fixed charges	34,849	33,073	29,686	28,325	25,215
Total earnings, as defined	$146,886	$151,947	$142,731	$124,202	$104,724
Fixed charges, as defined:
Interest charges	$34,452	$32,731	$29,273	$27,797	$24,799
Interest component of leases	397	342	413	528	416
Total fixed charges, as defined	$34,849	$33,073	$29,686	$28,325	$25,215
Ratio of earnings to fixed charges	4.2	4.6	4.8	4.4	4.2